Limited Liability Company Agreement of
Hazel's Ghost LLC
A Limited Liability Company

THIS OPERATING AGREEMENT (this "Agreement") of Hazel's Ghost LLC, (the "Company"), is executed and agreed to, for good and valuable consideration, by the undersigned members (the "Members").

I. Formation.

A. <u>State of Formation</u>. This is a Limited Liability Company Operating Agreement (the "Agreement") for Hazel's Ghost LLC, a Manager-managed California limited liability Company (the "Company") formed under and pursuant to California law.

B. <u>Operating Agreement Controls</u>. To the extent that the rights or obligations of the Members or the Company under provisions of this Operating Agreement differ from what they would be under California law absent such a provision, this Agreement, to the extent permitted under California law, shall control.

C. <u>Primary Business Address</u>. The location of the primary place of business of the Company is: 655 N. Lucerne Blvd #12, Los Angeles, California, or such other location as shall be selected from time to time by the Members.

D. <u>Registered Agent and Office</u>. The Company's initial agent (the "Agent") for service of process is Vivian Kerr. The Agent's registered office is 655 N. Lucerne Blvd #12, Los Angeles, California. The Company may change its registered office, its registered agent, or both, upon filing a statement with the California Secretary of State.

E. <u>No State Law Partnership</u>. No provisions of this Agreement shall be deemed or construed to constitute a partnership (including, without limitation, a limited partnership) or joint venture, or any Member a partner or joint venturer of or with any other Member, for any purposes other than for federal and state tax purposes.

II. Purposes and Powers.

A. Purpose. The Company is created for the sole business purpose of developing, producing, completing, delivering, and marketing the motion picture presently entitled "Seance".

B. Powers. The Company shall have all of the powers of a limited liability Company set forth under California law.

C. Duration. The Company's term shall commence upon the filing of an Articles of Organization and all other such necessary materials with the state of California. The Company will operate until terminated as outlined in this Agreement unless:

1. A majority of the Members vote to dissolve the Company;

2. No Member of the Company exists, unless the business of the Company is continued in a manner permitted by California law;

3. It becomes unlawful for either the Members or the Company to continue in business;

4. A judicial decree is entered that dissolves the Company; or

5. Any other event results in the dissolution of the Company under federal or California law.

D. Script Rights. The formation and implementation of this Agreement is contingent upon Company raising the necessary funds as set forth in that certain Funding Agreement which is set forth as Attachment B to this Agreement and incorporated by reference as though set out at length. In the event that the necessary funds are not raised by December 31, 2022, it is expressly understood that Vivian Kerr will retain sole ownership rights of the script, and this LLC shall be dissolved.

III. **Members.**

A. Members. The Members of the Company (jointly the "Members") and their Membership Interest at the time of adoption of this Agreement are as follows:

Vivian Kerr, 50%

Rachel Stander Jones, 50%

B. <u>Initial Contribution</u>. Each Member shall make an Initial Contribution to the Company. (The Initial Contributions of each shall be as described or defined in Attachment A, <u>Initial Contributions of the Members</u>. Such Contributions shall include intellectual property, time, effort, as well any initial Capital Contributions.) No Member shall be entitled to interest on their Initial Contribution. Except as expressly provided by this Agreement, or as required by law, no Member shall have any right to demand or receive the return of their Initial Contribution. Any modifications as to the signatories' respective rights as to the receipt of their initial contributions must be set forth in writing signed by all interested parties.

C. <u>Limited Liability of the Members</u>. Except as otherwise provided for in this Agreement or otherwise required by California law, no Member shall be personally liable for any acts, debts, liabilities or obligations of the Company beyond their respective Initial Contribution, including liability arising under a judgment, decree or order of a court. The Members shall look solely to the Company property for the return of their Initial Contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities or obligations of the Company is insufficient to return such Initial Contributions, or value thereof, no Member shall have any recourse against any other Member except as is expressly provided for by this Agreement or as otherwise allowed by law.

D. <u>Death, Incompetency or Termination of a Member</u>. Should a Member die, be declared incompetent, or withdraw from the Company by choice, the remaining Members will have the option to buy out that Member's Membership Interest in the Company. Should the Members agree to buy out the Membership Interest of the withdrawing Member, that Interest shall be paid for equally by the remaining Members and distributed in equal amounts to the remaining Members. The Members agree to hire an outside firm to assess the value of the Membership Interest. The Members shall equally be responsible for the cost of the outside firm. The Members will have 60 days to decide if they want to buy the Membership Interest together and disperse it equally. If all Members do not agree to buy the Membership Interest, individual Members will then have the right to buy the Membership Interest individually. If more than one Member requests to buy the remaining Membership Interest, the Membership Interest will be paid for and split equally among those Members wishing to purchase the Membership Interest. If all Members agree by unanimous vote, the Company may choose to allow a non-Member to buy the Membership Interest thereby replacing the previous

Member. If no individual Member(s) finalize a purchase agreement by 60 days, the withdrawing Member, or their estate, may dispose of their Membership Interest however they see fit, subject to the limitations in Section III (E) below. If a Member is a corporation, trust, partnership, limited liability Company or other entity and is dissolved or terminated, the powers of that Member may be exercised by its legal representative or successor. The name of the Company may be amended upon the written and unanimous vote of all Members if a Member withdraws, dies, is found incompetent or is terminated.

E. <u>Creation or Substitution of New Members</u>. Any Member may assign in whole or in part its Membership Interest only after granting their fellow Members the right of first refusal, as established in Section III (D) above.

1. *Entire transfer*. If a Member transfers all of its Membership Interest, the transferee shall be admitted to the Company as a substitute Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately upon the transfer, and, simultaneously, the transferor Member shall cease to be a Member of the Company and shall have no further rights or obligations under this Agreement.

2. *Partial transfer*. If a Member transfers only a portion of its Membership Interest, the transferee shall be admitted to the Company as an additional Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement.

3. Whether a substitute Member or an additional Member, absent the written consent of all existing Members of the Company, the transferee shall be a limited Member and possess only the percentage of the monetary rights of the transferor Member that was transferred without any voting power as a Member in the Company.

F. <u>Member Voting</u>.

1. *Voting power*. The Company's Members shall each have one Vote equal to the Vote of each other Member, regardless of the Member's share of Membership Interest in the Company.

2. *Proxies*. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by his duly authorized attorney-in-fact. Such proxy shall be delivered to the other Members of

the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

G.   <u>Members' Duty to File Notices</u>. The Members shall be responsible for preparation, maintenance, filing and dissemination of all necessary returns, notices, statements, reports, minutes or other information to the Internal Revenue Service, the state of California, and any other appropriate state or federal authorities or agencies. Notices shall be filed in accordance with the section titled "Notices" below. The Members may delegate this responsibility to a Manager at the Members' sole discretion.

H.   <u>Fiduciary Duties of the Members</u>. The Members shall have no fiduciary duties whatsoever, whether to each other or to the Company, unless that Member is a Manager of the Company, in which instance they shall owe only the fiduciary duties of a Manager. No Member shall bear any liability to the Company or to other present or former Members by reason of being or having been a Member.

I.   <u>Waiver of Partition: Nature of Interest</u>. Except as otherwise expressly provided in this Agreement, to the fullest extent permitted by law, each Member hereby irrevocably waives any right or power that such Member might have to cause the Company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law or to file a complaint or to institute any proceeding at law or in equity to cause the dissolution, liquidation, winding up or termination of the Company. No Member shall have any interest in any specific assets of the Company.

J.   <u>Disclosure</u>. All Members agree that nothing in this document shall be construed to make Members partners or to grant any interest in any other activity pursued by Members in any other projects except the one set forth in this agreement.

IV.   **Accounting and Distributions.**

A.   <u>Fiscal Year</u>. The Company's fiscal year shall end on the last day of December.

B. Records. All financial records including tax returns and financial statements will be held at the Company's primary business address or another location agreed upon by all Members and will be accessible to all Members.

C. Distributions. Distributions shall be issued on a quarterly basis, based upon the Company's fiscal year. The distribution shall not exceed the remaining net cash of the Company after making appropriate provisions for the Company's ongoing and anticipatable liabilities and expenses. Each Member shall receive a percentage of the overall distribution that matches that Member's percentage of Membership Interest in the Company.

V. Tax Treatment Election.

The Company has not filed with the Internal Revenue Service for treatment as a corporation. Instead, the Company will be taxed as a pass-through organization. The Members may elect for the Company to be treated as a C-Corporation, S-corporation or a Partnership at any time. (Company shall disclose and define additional tax considerations in Attachment D, Tax Considerations.)

VI. Board of Managers.

A. Creation of a Board of Managers. The Members may create a board of Managers (the "Board") consisting of Managers appointed at the sole discretion of the Members and headed by the Chairman of the Board. The Members may serve as Managers and may appoint, but are not required to appoint, a Member to serve as the Chairman. The Members may determine at any time in their sole and absolute discretion the number of Managers to constitute the Board, subject in all cases to any requirements imposed by California law. The authorized number of Managers may be increased or decreased by the Members at any time in their sole and absolute discretion, subject to California law. Each Manager elected, designated or appointed shall hold office until a successor Manager is elected and qualified or until such Manager's earlier death, resignation or removal.

B. Powers and Operation of the Board of Managers. The Board shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the Company's purposes described herein, including all powers, statutory or otherwise.

1. *Meetings.* The Board may hold meetings, both regular and special, within or outside the state of California. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board. Special meetings of the Board may be called by the Chairman on not less than one day's notice to each Manager by telephone, electronic mail, facsimile, mail or any other means of communication.

   i. At all meetings of the Board, a majority of the Managers shall constitute a quorum for the transaction of business and, except as otherwise provided in any other provision of this Agreement, the act of a majority of the Managers present at any meeting at which there is a quorum shall be the act of the Board. If a quorum shall not be present at any meeting of the Board, the Managers present at such meeting may adjourn the meeting until a quorum shall be present. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if all Managers consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board.

   ii. Managers may participate in meetings of the Board by means of telephone conference or similar communications equipment that allows all persons participating in the meeting to hear each other, and such participation in a meeting shall constitute presence in person at the meeting. If all the participants are participating by telephone conference or similar communications equipment, the meeting shall be deemed to be held at the primary business address of the Company.

C. Compensation of Managers. The Board shall have the authority to fix the compensation of Managers. The Managers may be paid their expenses, if any, of attendance at meetings of the Board, which may be a fixed sum for attendance at each meeting of the Board or a stated salary as Manager. No such payment shall preclude any Manager from serving the Company in any other capacity and receiving compensation therefor.

D. Removal of Managers. Unless otherwise restricted by law, any Manager or the entire Board may be removed, with or without cause, by the Members, and any vacancy caused by any such removal may be filled by action of the Members.

E. <u>Managers as Agents</u>. To the extent of their powers set forth in this Agreement, the Managers are agents of the Company for the purpose of the Company's business, and the actions of the Managers taken in accordance with such powers set forth in this Agreement shall bind the Company. Except as provided in this Agreement, no Manager may bind the Company.

F. <u>No Power to Dissolve the Company</u>. Notwithstanding any other provision of this Agreement to the contrary or any provision of law that otherwise so empowers the Board, none of the Board shall be authorized or empowered, nor shall they permit the Company, without the affirmative vote of the Members, to institute proceedings to have the Company be adjudicated bankrupt or insolvent, or consent to the institution of bankruptcy or insolvency proceedings against the Company or file a petition seeking, or consent to, reorganization or relief with respect to the Company under any applicable federal or state law relating to bankruptcy, or consent to the appointment of a receiver, liquidator, assignee, trustee (or other similar official) of the Company or a substantial part of its property, or make any assignment for the benefit of creditors of the Company, or admit in writing the Company's inability to pay its debts generally as they become due, or, to the fullest extent permitted by law, take action in furtherance of any such action.

G. <u>Duties of the Board</u>. The Board and the Members shall cause the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises. The Board also shall cause the Company to:

   1. Maintain its own books, records, accounts, financial statements, stationery, invoices, checks and other limited liability Company documents and bank accounts separate from any other person;

   2. At all times hold itself out as being a legal entity separate from the Members and any other person and conduct its business in its own name;

   3. File its own tax returns, if any, as may be required under applicable law, and pay any taxes required to be paid under applicable law;

   4. Not commingle its assets with assets of the Members or any other person, and separately identify, maintain and segregate all Company assets;

5. Pay its own liabilities only out of its own funds, except with respect to organizational expenses;

6. Maintain an arm's length relationship with the Members, and, with respect to all business transactions entered into by the Company with the Members, require that the terms and conditions of such transactions (including the terms relating to the amounts paid thereunder) are the same as would be generally available in comparable business transactions if such transactions were with a person that was not a Member;

7. Pay the salaries of its own employees, if any, out of its own funds and maintain a sufficient number of employees in light of its contemplated business operations;

8. Not guarantee or become obligated for the debts of any other person or hold out its credit as being available to satisfy the obligations of others;

9. Allocate fairly and reasonably any overhead for shared office space;

10. Not pledge its assets for the benefit of any other person or make any loans or advances to any person;

11. Correct any known misunderstanding regarding its separate identity;

12. Maintain adequate capital in light of its contemplated business purposes;

13. Cause its Board to meet or act pursuant to written consent and keep minutes of such meetings and actions and observe all other California limited liability Company formalities;

14. Make any permitted investments directly or through brokers engaged and paid by the Company or its agents;

15. Not require any obligations or securities of the Members; and

16. Observe all other limited liability formalities.

Failure of the Board to comply with any of the foregoing covenants shall not affect the status of the Company as a separate legal entity or the limited liability of the Members.

H. Prohibited Actions of the Board. Notwithstanding any other provision of this Agreement to the contrary or any provision of law that otherwise so empowers the Board, none of the Board on behalf of the Company, shall, without the unanimous approval of the Board, do any of the following:

1. Guarantee any obligation of any person;

2. Engage, directly or indirectly, in any business or activity other than as required or permitted to be performed pursuant to the Company's Purpose as described in Section II (A) above; or

3. Incur, create or assume any indebtedness other than as required or permitted to be performed pursuant to the Company's Purpose as described in Section II (A) above.

I. Manager Election. The Members hereby elect Rachel Stander Jones and Vivian Kerr as the Managers of the Company. The Managers shall be responsible for the day-to-day running of the operations and affairs of the Company; shall have such powers as are usually exercised by senior officers of California limited liability companies; and shall have the authority to bind the Company through the exercise of such powers subject to, and to the extent consistent with, the terms of this Agreement.

VII. **Fiduciary Duties of the Board.**

A. Loyalty and Care. Except to the extent otherwise provided herein, each Manager shall have a fiduciary duty of loyalty and care similar to that of Managers of business corporations organized under the laws of California.

B. Competition with the Company. The Managers shall refrain from dealing with the Company in the conduct of the Company's business as or on behalf of a party having an interest adverse to the Company unless a majority, by individual vote, of the Board of Managers excluding the interested Manager, consents thereto. The Managers shall refrain from competing with the Company in the conduct of the Company's business unless a majority, by individual vote, of the Board of Managers excluding the interested Manager, consents thereto.

C. Duties Only to the Company. The Manager's fiduciary duties of loyalty and care are to the Company and not to the other Managers. The Managers shall owe fiduciary duties of disclosure, good faith and fair dealing to the Company and to the other Managers. A Manager who so performs their duties shall not have any liability by reason of being or having been a Manager.

D. <u>Reliance on Reports</u>. In discharging the Manager's duties, a Manager is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

1. One or more Members, Managers, or employees of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented.

2. Legal counsel, public accountants, or other persons as to matters the Manager reasonably believes are within the persons' professional or expert competence.

3. A committee of Members or Managers of which the affected Manager is not a participant, if the Manager reasonably believes the committee merits confidence.

VIII. Dissolution and Liquidation.

A. <u>Limits on Dissolution</u>. The Company shall have a perpetual existence, and shall be dissolved, and its affairs shall be wound up only upon the provisions established in Section II (C) above.

Notwithstanding any other provision of this Agreement, the Bankruptcy of any Member shall not cause such Member to cease to be a Member of the Company and upon the occurrence of such an event, the business of the Company shall continue without dissolution.

Each Member waives any right that it may have to agree in writing to dissolve the Company upon the Bankruptcy of any Member or the occurrence of any event that causes any Member to cease to be a Member of the Company.

B. <u>Winding Up</u>. Upon the occurrence of any event specified in Section II(C), the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. One or more Members, selected by the remaining Members, shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the liabilities of the Company and its assets, shall either cause its assets to be distributed as provided under this Agreement or sold, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided under this Agreement.

C. <u>Distributions in Kind</u>. Any non-cash asset distributed to one or more Members in liquidation of the Company shall first be valued at its fair market value (net of any liability secured by such asset that such Member assumes or takes subject to) to determine the profits or losses that would have resulted if such asset were sold for such value, such profit or loss shall then be allocated as provided under this Agreement. The fair market value of such asset shall be determined by the Members or, if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) approved by the Members.

D. <u>Termination</u>. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Members in the manner provided for under this Agreement and (ii) the Company's registration with the state of California shall have been canceled in the manner required by California law.

E. <u>Accounting</u>. Within a reasonable time after complete liquidation, the Company shall furnish the Members with a statement which shall set forth the assets and liabilities of the Company as at the date of dissolution and the proceeds and expenses of the disposition thereof.

F. <u>Limitations on Payments Made in Dissolution</u>. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of its Initial Contribution and shall have no recourse for its Initial Contribution and/or share of profits (upon dissolution or otherwise) against any other Member.

G. <u>Notice to California Authorities</u>. Upon the winding up of the Company, the Member with the highest percentage of Membership Interest in the Company shall be responsible for the filing of all appropriate notices of dissolution with California and any other appropriate state or federal authorities or agencies as may be required by law. In the event that two or more Members have equally high percentages of Membership Interest in the Company, the Member with the longest continuous tenure as a Member of the Company shall be responsible for the filing of such notices.

IX. Exculpation and Indemnification.

A. No Member, Manager, employee or agent of the Company and no employee, agent or affiliate of a Member (collectively, the "Covered Persons") shall be liable to the Company or any other person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

B. To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement. Expenses, including legal fees, incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall be paid by the Company. The Covered Person shall be liable to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this Agreement. No Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity under this Agreement shall be provided out of and to the extent of Company assets only.

C. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Members might properly be paid.

D. To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of the Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

E. The foregoing provisions of this Article IX shall survive any termination of this Agreement.

F. Managers disclose and define all currently known or anticipated risks to Investors in regards to investment in the Company in Attachment C, Risk Factors.

X. Insurance.

The Company shall have the power to purchase and maintain insurance, including insurance on behalf of any Covered Person against any liability asserted against such person and incurred by such Covered Person in any such capacity, or arising out of such Covered Person's status as an agent of the Company, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Article IX or under applicable law. This is separate and apart from any business insurance that may be required as part of the business in which the Company is engaged.

XI. Settling Disputes.

All Members agree to enter into mediation before filing suit against any other Member or the Company for any dispute arising from this Agreement or Company. Members agree to attend one session of mediation before filing suit. If any Member does not attend mediation, or the dispute is not settled after one session of mediation, the Members are free to file suit. Any law suits will be under the jurisdiction of the state of California.

XII. Independent Counsel.

All Members entering into this Agreement have been advised of their right to seek the advice of independent legal counsel before signing this Agreement. All Members and each of them have entered into this Agreement freely and voluntarily and without any coercion or duress.

XIII. General Provisions.

A. <u>Notices</u>. All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or three (3) business days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party.

B. <u>Number of Days</u>. In computing the number of days (other than business days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which national banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.

C. <u>Execution of Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument.

D. <u>Severability</u>. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

E. <u>Headings</u>. The Article and Section headings in this Agreement are for convenience and they form no part of this Agreement and shall not affect its interpretation.

F. <u>Controlling Law</u>. This Agreement shall be governed by and construed in all respects in accordance with the laws of the state of California (without regard to conflicts of law principles thereof).

G. <u>Application of California Law</u>. Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of California law.

H. <u>Amendment</u>. This Agreement may be amended only by written consent of the Board and the Member. Upon obtaining the approval of any such amendment, supplement or restatement as to the Certificate, the Company shall cause a Certificate of Amendment or Amended and Restated Certificate to be prepared, executed and filed in accordance with California law.

I. <u>Entire Agreement</u>. This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained.

IN WITNESS WHEREOF, the Members have executed and agreed to this Limited Liability Company Operating Agreement, which shall be effective as of November 28, 2021.

This LLC Operating Agreement is executed and agreed to by:





Vivian Kerr
Date: November 28, 2021

Rachel Stander Jones
Date: November 28, 2021

ATTACHMENT A

INITIAL CONTRIBUTIONS OF THE MEMBERS

The Initial Contributions of the Members of Hazel's Ghost LLC are as follows:

Vivian Kerr

Contribution:

Vivian Kerr will be contributing intellectual property as the writer of this film. Vivian Kerr will be contributing time and effort as a writer, director, producer, and actor in this film.

Rachel Stander Jones

Contribution:

Rachel Stander Jones will be contributing time and effort as a producer of this film.

ATTACHMENT B

FUNDING AGREEMENT

This Agreement (the "**Agreement**") is made and entered into as of [EFFECTIVE DATE] (the "Effective Date") by and between Hazel's Ghost LLC (hereinafter "**Company**") on the one hand and [INVESTOR NAME] (hereinafter "**Investor**") on the other hand, in connection with Investor's provision of funds to Company for the purpose of producing, completing, delivering, and marketing the motion picture presently entitled "Seance" (the "**Picture**").

For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, Investor and Company (each a "Party," and collectively, the "Parties") agree as follows:

I.   Investor Funds.

    A.   Subject to the terms and conditions of this Agreement and the information set forth in the disclosures outlined on WeFunder, Investor agrees to provide Company with the dollar amount of funds (Investment Amount) set forth on the signature page of this Agreement (the "**Investor Funds**"), which Investor Funds will be applied toward the production of, and, if funds remain, the marketing and distribution of, the Picture.

    B.   Investors that contribute to the first $250,000 of Investor Funds (the "**Early Bird Investor Funds**") to the offering contemplated by this Agreement (the "**Offering**") will be designated as ("**Early Bird Investors**").

    C.   Company will be responsible for securing the remainder of the budget for the Picture from additional equity financing contributions (the "**Additional Equity Funds**") and other sources (e.g., crowdfunding revenues, loans, etc.) (together, the "**Additional Funds**") from third party equity Investors (the "**Additional Equity Investors**") and other sources (together, the "**Additional Investors**").

    D.   Investor understands that his/her/its contribution shall only be provided and/or required upon Company having obtained all the necessary funding for the purpose of producing, completing, delivering, and marketing the Picture. If Company cannot, for any reason, obtain the necessary funding, Investor's contribution shall not be required and Investor shall have no interest whatsoever in the Picture now or in the future. Company shall have the sole discretion to determine if it has obtained the necessary funding.

II.   Adjusted Gross Proceeds.

A. Adjusted Gross Proceeds (as defined in Paragraph C below) shall be allocated as follows:

1. First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to Early Bird Investor, Investor, and the Additional Equity Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Investor Funds, Investor Funds, and the Additional Equity Funds) and pari passu basis until such time, if ever, as the Early Bird Investor has received an amount equal to one hundred twenty five percent (125%) of Early Bird Investor Funds and the Investor has received an amount equal to one hundred twenty percent (120%) of the Investor Funds, and the Additional Equity Investors have received an amount equal to one hundred twenty percent (120%) of the Additional Equity Funds; and

2. following such time, if ever, as Early Bird Investor has recouped an amount equal to one hundred twenty five percent (125%) of the Early Bird Investor Funds and Investor has recouped an amount equal to one hundred twenty percent (120%) of Investor Funds and the Additional Equity Investors have recouped an amount equal to one hundred twenty percent (120%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "**Net Profits**", and shall be paid as follows: (a) sixty percent (60%) to Company ("**Company's Net Profits**"); and (b) forty percent (40%), in the aggregate, to Early Bird Investors, Investors, and the Additional Equity Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Investor Funds, Investor Funds, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and pari passu basis. All third-party participations in Net Profits (other than those payable to Additional Investors or those that constitute expenses as further described below) shall be borne out of Company's share of Net Profits.

   i. "Filmmaker Funds" is defined as all the additional funds required to produce and market the Picture in addition to Early Bird Investor Funds, Investor Funds, and the Additional Equity Funds, e.g. loans, advances, minimum guarantees, etc.

3. The 40% distribution split assumes that the Early Bird Investors, Investors, and Additional Investors contribute the entire budget of the Picture to the Company. To the extent that they contribute less than the entire budget, the 40% distribution split shall be adjusted on a pro rata basis. For purposes of clarity and by way of example, if $800,000 of a $1 million budget is raised by the Early Bird Investors, Investors, and Additional Equity Investors, that would equal 80% of the $1M, which would result in them receiving 80% of the 40% split, or 32% of the Net Profits.

B. As used herein, "**Gross Proceeds**" shall mean any and all amounts, including nonrefundable advances, received by Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity, notwithstanding anything to the contrary contained in this Agreement:

1. if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds;

2. any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds;

3. any advance received from a record Company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and

4. tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture.

C. "**Adjusted Gross Proceeds**" shall mean Gross Proceeds remaining after deduction of the following:

1. third party sales agent and producer representative fees and expenses;

2. actual, third party, out of pocket amounts incurred by or on behalf of Company in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;

3. ongoing third party accounting costs and expenses actually incurred by or on behalf of Company in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;

4. actual, third party, out of pocket expenses incurred by or on behalf of Company in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture);

5.   actual, third party, out of pocket expenses incurred in connection with the existence and management of Company (e.g., taxes, accounting fees, filing fees, etc.);

6.   any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Company and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture);

7.   any amounts required to be withheld by law

8.   payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture;

9.   any actual, third party, out of pocket costs incurred by or on behalf of Company or its affiliates in connection with enforcement of Company's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses;

10.   any amounts used to repay loans received in connection with the production of the Picture;

11.   any deferred compensation and bonuses (e.g., box office bonuses, award bonuses,) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);

12.   any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and

13.   any reasonable reserve amounts, as determined by Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

It is understood that Company makes no representations or warranties as to the amount of Gross Proceeds, if any, that Company will receive from the exploitation of the Picture.

III.   Auditing.

At any point following closure of this offering, or commencement of principal photography if earlier, Investor may request in writing an audit of Company's accounts for the Picture. Such audit would be at the Investor's expense, shall require at least fourteen (14) days' written notice, and the Company shall fully cooperate with the Investor's auditor.

IV.   Credit.

If Investor invests at least **[_$30,000_]** it shall receive an "Executive Producer" credit in the end credits; such screen credits shall be in a size of type, placement, font, and all other aspects to be determined by Company. Any inadvertent failure or omission as to credit shall not constitute a breach of this Agreement.

If Investor invests at least **[_$20,000_]** it shall receive an "Co-Producer" credit in the end credits; such screen credits shall be in a size of type, placement, font, and all other aspects to be determined by Company. Any inadvertent failure or omission as to credit shall not constitute a breach of this Agreement.

If Investor invests at least **[_$10,000_]** it shall receive an "Associate Producer" credit in the end credits; such screen credits shall be in a size of type, placement, font, and all other aspects to be determined by Company. Any inadvertent failure or omission as to credit shall not constitute a breach of this Agreement.

V.   Screening.

If Investor invests at least **[_$20,000_]**, an invitation to attend a 'cast and crew' screening, if any, of the Picture, as selected by Company, will be extended to Investor. Investor shall be solely responsible for any travel and other expenses related to such attendance.

VI.   Warranties and Representations; Intellectual Property.

Investor hereby warrants and represents to Company that Investor has the complete authority and power to enter into this Agreement. Investor acknowledges that it (or he/she) has received any and all material information related to the Picture, this investment, the entertainment industry, and how Company intends to generate revenue, and the expenses it expects to incur related hereto, and the risks of this investment, and Company has answered any and all questions Investor may have had; Investor acknowledges that it might not recoup part or all of its Investment. Investor acknowledges that all securities-related laws and regulations have been complied with by Company and its personnel, and Investor shall make no claim inconsistent with this acknowledgment. Investor acknowledges that it shall not be deemed as possessing or acquiring any interest in the copyright, trademark, or other rights in or to the Picture in any of its versions, including any works derived therefrom, or the titles, loglines, treatments, screenplays, characters, plot, dialogue, themes, visuals, 'world' or 'universe', or other elements of the foregoing. Nor shall Investor be deemed as acquiring any shares, membership units, or other ownership interest in Company as an entity, except by separate agreement (such as an LLC Operating Agreement) executed by Investor and Company's authorized signatory.

VII. Risk of Investment.

Investor acknowledges the following: (i) there can be no assurance that any Additional Funds will or will not be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Investor all or any part of the Investor Funds; (iv) investments in the motion picture industry involve a high degree of risk; and (v) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

VIII. Assignment.

Investor shall have no right to assign this Agreement or any part hereof, and acknowledges that this investment is not being done for purposes of resale; Investor acknowledges that any sale or other transfer of or related to this investment or Agreement may not be permitted under applicable securities regulations. Company shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions and obligations of this Agreement.

IX. No Equitable Relief.

In the event of a breach of this Agreement by Company, the rights and remedies of Investor shall be limited to the right to recover monetary damages, if any, in an action at law and in no event shall Investor be entitled to enjoin or restrain the production or distribution or exhibition of the Picture or any element thereof, or the use, publication, or dissemination of any advertising or marketing issued in connection therewith, and Investor irrevocably waives any right to equitable or injunctive relief.

X. Indemnification.

Investor shall indemnify and hold harmless Company and the parents, affiliates, and subsidiary companies thereof, and the successors, licensees, and assigns thereof, and their respective directors, Managers, employees, agents, personnel, shareholders, owners, representatives, from all third party claims, liabilities, damages, costs and reasonable legal fees arising from any breach or alleged breach of any warranty, representation or agreement made by Investor.

XI. Agreement.

This Agreement shall be governed by and construed in accordance with the laws of the State of California. The parties agree and consent that the jurisdiction and venue of all matters relating to this Agreement will be vested exclusively in the federal, state and local courts within the State of California. This Agreement contains the entire understanding of the Parties relating to the subject matter herein, and supersedes all other agreements between the Parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of the parties hereto. A waiver by either Party of any provision of this Agreement in any instance shall not be deemed to waive such provision for the future. All remedies, rights, undertakings, and obligations contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, or obligation of either Party. Should any provision of this Agreement be determined to be void or voidable, it shall be curtailed only to the extent of such voidness or voidability, and shall otherwise not affect the validity of that provision or any other provision of this Agreement. Investor specifically acknowledges that acceptance of this investment is at the sole and absolute discretion of Company, and there shall not be deemed to be any agreement between Investor and Company unless and until this Agreement is countersigned by Company.

XII. Settling Disputes.

All Parties agree to enter into mediation before filing suit against each other for any dispute arising from this Agreement. Parties agree to attend one session of mediation before filing suit. If the dispute is not settled by mediation, the Parties are free to file suit. Any law suits will be under the jurisdiction of the State of California, and subject to the laws of the state of California. The venue shall be in the County of Los Angeles, California.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this agreement as of _[EFFECTIVE DATE]_.

Investment Amount: _$[AMOUNT]_


Company:

Hazel's Ghost LLC

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Investor:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]


Read and Approved (For IRA Use Only):

By: _____

The Investor is an "accredited Investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

ATTACHMENT C

Risk Factors

Making a subscription to the Company involves various risks relating both to the nature of the management of Company and the movie industry itself and such subscription is therefore suitable only for persons or entities with the financial capability of making and holding long-term investments who have no need for liquidity in this investment. Therefore, in addition to the matters set forth elsewhere in the agreement, prospective Investors should consider the following factors:

A. Company-Related Risks

1. **Reliance on Management** - Except as set forth in this agreement, decisions with respect to the management of Company will be made by the Managers in the Managers' sole discretion. The success of the picture will largely depend on the quality of the management of the Company. The Managers, with the advice and assistance of other professionals, will administer all business aspects of the Managers, the Company, and the picture. Although the Managers believe that the Managers have the necessary business and motion picture experience to supervise the management of the Company, there can be no assurance that the Managers will perform adequately or that the Company's operations will be successful. Purchasers of interests will receive an economic interest in the Company, but shall not be participants in the management or the operations of the Managers, the Company, or the picture. Accordingly, except as otherwise set forth in this agreement, an Investor will have no right to vote on, or to veto actions of the Managers, will have no creative control, and Manager-approved actions may be approved despite the Investor's dissent from such actions.

2. **Limited Operating History** - The Company has been in existence for a very short period of time, and is subject to all the risks incident to the creation and development of a new business, including the absence of a history of operations and minimal net worth. Furthermore, the Company has not produced or distributed a full-length motion picture. The Company and the Managers have, and will continue to, endeavor to employ or otherwise retain the services of those persons with the skills necessary to successfully produce and distribute a full-length feature film, but no assurances can be given that they will be successful in these efforts.

3. **Managers' Conflicts of Interest** - The Managers are not required to render exclusive services in connection with the picture or the Company. The Managers, the production team and the talent have interests in a variety of activities other than acting as Managers to the Company, including involvement with the production of other films. In addition, the

Managers, the production team and the talent may organize companies that are similar to the Company in the future. The Managers may be principals in, or have profit interest in, the Company. Accordingly, conflicts of interest may arise in the allocation of the Managers', the production team's and/or the talent's time between the Company and one or more of these other activities. Additionally, the Managers may enter into services agreements with the Company. The terms of such agreement may not be the result of an arms-length transaction, but be considered to be equal to, or less than, industry standards for the associated services rendered to the Company.

4. **Indemnification** - Under certain circumstances set forth specifically in Article IX of the operating agreement, the Managers will be indemnified by the Company for any liabilities or losses arising out of the Managers' activities in connection with the Company. Indemnification under such provision could reduce or deplete the assets of the Company.

5. **Working Capital requirements and the potential need for additional financing** - There is no assurance that unforeseen events will not occur, resulting in the need to raise additional funds beyond what the Company and the Managers project. Furthermore, companies with limited operating histories, such as the Company and the Managers, do not always use capital in the most efficient manner thus, the Company and the Managers may need to raise additional capital to fund future operations and to satisfy future capital requirements of the Company. The failure to raise any additional needed funds could have a material adverse effect on the Company and the Managers. In addition, it is anticipated that raising additional funds will result in additional dilution of each Investor's equity investment. Subject to the terms of the agreement, though the Company and the Managers do not anticipate that additional financing will need to be obtained, there can be no assurance that additional capital will not be needed.

6. **Loss on Dissolution or Termination** - In the event of a dissolution or termination of the Company, the proceeds realized in the liquidation of assets, if any, will be distributed to the members only after the satisfaction of claims of creditors. Accordingly, the ability of a member to recover all or any portion of his or her or its investment under such circumstances will depend on the amount of funds so realized and the amount of claims to be satisfied therefrom.

7. **Income tax consequences** - There are various risks associated with the federal income tax aspects of an investment in the Company which should be carefully considered by each prospective Investor to determine whether an investment in the Company is suitable for such prospective Investor. Each prospective Investor is urged to consult his or her or its own tax

advisor with respect to the federal (as well as state and local) income tax consequences of an investment in the Company.

B. Movie Industry Risks

1. **Competitive Industry** - Some segments of the motion picture industry are highly competitive. The Company will be competing with the producers of other films in arranging for distribution in all available markets and media. In the distribution phase, competition will limit the availability of such markets and media required for the successful distribution of the picture. The picture will be competing directly with other motion pictures and indirectly with other forms of public entertainment. The Company will compete with numerous larger motion picture production companies and distribution companies, which have substantially greater resources, larger and more experienced production and distribution staffs, and established histories of successful production and distribution of motion pictures.

2. **Commercial Success** - The picture's success is primarily dependent on audience acceptance of the picture, which is extremely difficult to predict and, therefore, inherently risky. Many films are produced each year and never released. Many films are released each year, which are not commercially successful and fail to recoup their production costs from United States theatrical distribution. Foreign and ancillary markets have therefore become increasingly important. Licensing of a motion picture in the ancillary markets is particularly dependent upon performance in domestic theatrical distribution.

   Neither the Managers nor the Company can predict the economic success of the picture because the revenue derived from the distribution of a motion picture (which does not necessarily bear any correlation to the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a motion picture also depends upon the public's acceptance of competing films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Neither the Managers nor the Company can assure Investors that the picture will generate enough revenue to offset its distribution and marketing costs, in which case the Company would not receive any net revenues for the picture.

3. **Production** - Particularly as produced by independent filmmakers, each motion picture is a separate business venture with its own management, employees and equipment and its own budgetary requirements. There are substantial risks associated with film production, including death or disability of key personnel, other factors causing delays, destruction or

malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the picture itself. Although some of these problems may be covered by Company's insurance for the picture, significant difficulties such as these may materially increase the cost of production or may cause the entire project to be abandoned.

4. **Dependence on Key Personnel** - The Company's future success depends, in significant part, upon the continued service of the individuals that constitute the production team and the Managers' advisors. Neither the Company nor the Managers maintains key person life insurance for any team member or employee. Furthermore, the Company's and the Managers' success is dependent on the ability of the Company and the Managers to attract top talent, both within the production team and the cast of the picture. The Company's and the Managers' inability to attract such talent or the loss of the services of one or more members of the production team could have a material adverse effect on the Company's and the Managers' ability to successfully produce and distribute the picture. Additionally, the Company may elect to forego the purchase of a completion bond or other types of production related insurance for the picture, resulting in certain losses relating to any of the picture's key personnel, equipment, locations and/or film footage being uninsured which could have a material adverse effect on the Company's and the Managers' ability to successfully produce and distribute the picture.

5. **Labor Disputes** - There is no assurance that labor difficulties affecting production will not arise, including but not limited to union strikes. If such labor difficulties arise, film production and, hence, return to investing members could be delayed or diminished.

6. **Audience Appeal** - The ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.

7. **Cost Overruns** - The costs of producing motion pictures are often underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and other production disruptions. While the Company intends to engage production personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget or of not being completed is always significant and may have a substantial adverse impact on the profitability of the picture.

8. **Distribution** - The profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theaters. There can be no assurance that profitable distribution arrangements will be obtained for the picture or that the picture can or will be distributed profitably or that the picture will be distributed at all.

9. **Long-term project** - The production and distribution of a motion picture involves the passage of a significant amount of time. Pre-production on a picture may extend for two to three months or more. Principal photography may extend for several weeks or more. Post-production may extend for three to four months or more. Distribution and exhibition of motion pictures generally and of the picture may continue for years before gross proceeds or net proceeds (as defined herein) may be generated, if at all.

10. **Foreign Distribution** - Foreign distribution of a motion picture (i.e., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the distribution of films. In addition, revenues derived from the distribution of the picture in foreign countries, if any, may be subject to currency controls and other restrictions, which may temporarily or permanently prevent the inclusion of such revenue in gross proceeds.

11. **Investing members last in line** - A motion picture typically goes from the producer to the distributor who in turn may send it to territorial sub-distributors, who send it to theatrical exhibitors. The box office receipts generated by a motion picture travel this same route in reverse. The exhibitor takes a cut and sends the balance to the sub-distributor, who takes a cut and sends the balance to the distributor, who takes a cut and sends the balance to the producer. Within this system, Investors, who have had their money at risk for the longest time, are at the tail end of the box office receipts chain. Thus, if the Company, in negotiating a distribution deal, has to rely heavily on a participation at some defined level of the picture's revenue stream, revenues to the Company, and thus to Investors, are likely to be the last in line to benefit from such a revenue stream, if any.

12. **Industry Changes** - Neither the Managers nor the Company can predict the effect that rapid technological change, emerging distribution channels, or alternative forms of entertainment may have on the Company, the Managers or the motion picture industry. The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to rapid growth of technology and shifting consumer tastes, neither the Managers nor the Company can accurately predict the overall effect that technological growth or the availability of alternative

forms of entertainment may have on the potential revenue from and profitability of the picture. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. If certain distribution channels are accepted by the public, neither the Managers nor the Company can assure Investors that the Company will be successful in exploiting such channels. Moreover, to the extent that other distribution channels gain popular acceptance, it is possible that demand for existing distribution channels, such as DVDs, will decrease. If the Company is unable to exploit new distribution channels to the same extent expected as existing channels. Company's business, operations or financial condition could be materially adversely affected.

13. **Picture's Liabilities** - The Company will actively participate in the production and distribution of the picture. Because insurance covering such liability may not be available at a reasonable cost, or may simply not be obtained, the assets of the Company may be exposed to operating risks that may arise from the creation, exploitation and disposition of the picture.

C. Managers' Discretion Regarding Production and Distribution Matters

1. Subject to the terms and conditions of this agreement, the Managers have reserved the specific authority to enter into agreements on behalf of the Company with motion picture or television studios, distributors and/or other third parties pursuant to which the Company, in exchange for such studios', distributors and/or other third parties' assistance in producing, distributing and/or otherwise exploiting the picture, may commit to pay such parties out of revenues generated by the picture at a point in the picture's revenue stream prior to Company's receipt of its gross proceeds. Such agreements may include, but are not limited to, flat fee arrangements, negative pickup deals or an outright sale of the picture, if in the judgment of the Managers, such a sale would be in the best interest of the Company. In addition, subject to the terms and conditions of the LLC agreement, the Managers have reserved the right (1) to produce the picture and seek the most advantageous distribution agreement for the picture, and (2) to enter into agreements on behalf of the Company which provide that persons rendering services or other materials or facilities in connection with the development, production, distribution or other exploitation of the picture shall receive, as salary or other compensation, deferred amounts or a percentage participation in Company revenue. Such reliance on the judgment and discretion of the Managers places a greater emphasis on the skills and judgment of the Managers, and the Managers' advisors and therefore makes it imperative that prospective Investors carefully examine the abilities of such Managers and the Managers' associates before choosing to provide any investment hereunder.

2. **Distributions and Liquidity** - The Managers will have absolute discretion in the timing of distribution of Company proceeds, if any, subject to the terms and conditions of this agreement. There can be no assurance that there will be any distributions or that aggregate distributions, if any, will equal or exceed the Investor's equity investment in the Company.

D. Investment-related Risk

1. An Investor who purchases interests in the Company should be aware that the investment in the Company is highly speculative and that such Investor risks losing his, her or its entire investment.

2. **Illiquidity of Investment** - There is no public market for the interests and one is not expected to develop. Each Investor should be aware that he/she/or it must bear the risks of an investment in the Company for an indefinite period of time because any transfer, sale or assignment of the interests is subject to the consent of the Managers in its discretion. Furthermore, the interests have not been registered under the securities act of 1933, as amended (the "act"), or any other applicable law, and therefore, cannot be sold and must be held indefinitely unless they are subsequently registered under the act, and any other applicable law, or, in the opinion of the Managers, exemptions from such registration are available. Any such registration is unlikely to occur in the future. In addition, no sale, transfer or assignment of an interest will be permitted if, in the opinion of counsel for the Company, such sale, transfer or assignment would violate the status of the original sale of the interests which formed the basis for the exemption from registration under the act, or any applicable state securities laws, pursuant to which such interests were offered, or cause a termination of the entity's treatment as a Company for federal income tax purposes.

3. **Inherent Uncertainty of Projections** - The indicative cashflows and certain forward looking statements are based on certain assumptions and other information available to the Managers. However, the underlying estimates, assumptions and future events are inherently uncertain, and unanticipated events may occur which would cause actual results to vary, perhaps materially from any forecasted results. Each Investor should be aware that many films do not get released or if released are not commercially successful, and lose money. As a consequence, each Investor should be aware that neither the Company nor the Managers guarantee or warrant any specific projected result of an investment in the Company. Accordingly, Investors should retain and rely upon the advice of their own professional advisors with respect to their individual suitability for an investment in the Company and the tax consequences resulting therefrom. The foregoing list of risk factors does not purport to be a complete explanation of the risks involved in an investment in the Company.

ATTACHMENT D

Tax Considerations

Because of the complexities of the tax consequences of an investment in the Company, participation in the Company should be considered by a prospective Investor only after obtaining adequate tax counseling from the prospective Investor's own tax advisor, and this offering is made on that basis. In particular, no prospective Investor should invest in the interests for the purpose of obtaining a tax benefit without consulting his, her or its own tax advisor.

Prospective Investors should be aware that the internal revenue service ("IRS") may not agree with all tax positions taken by the Company and that changes in the internal revenue code of 1986, as amended (the "code"), or the regulations or rulings or other decisions after the date of this memorandum may adversely affect the tax aspects of an investment in the Company.

The following is merely a summary of some important federal income tax risks and considerations affecting the Company and prospective Investors. It does not purport to be a complete analysis of all the provisions discussed nor a complete listing of all potential tax risks. Prospective Investors are urged to consult with their own tax advisors to determine the extent to which these rules will affect them.

1. **Scope of the discussion; changes in tax laws** - The following general discussion of certain of the federal income tax aspects of an investment in the Company is based upon the current provisions of the code, the existing and proposed regulations thereunder ("regulations"), published rulings and procedures of the IRS, and court decisions. No assurance can be given that legislative or administrative changes or court decisions will not occur that would require significant modification of the statements expressed in this section, nor can assurance be given that such changes may not be retroactive with respect to transactions entered into prior to the occurrence of such changes. The Company has not requested, and does not intend to request, any tax rulings from the IRS or an opinion of legal counsel with respect to any tax aspects of an investment in the Company.

2. **Company Classification** - The Company may be treated as a partnership for U.S. Federal Income Tax purposes unless an election is made to treat the Company as a corporation. The Managers may make an election to treat the Company as a corporation. A partnership is not subject, as an entity, to Federal Income Tax. Instead, each member is required to take into account, in determining his or her or its federal income tax, his or her or its distributive share of the Company's income, gains, losses, deductions and credits, whether or not any actual cash distributions are made to such member. A member of a partnership may offset his or her or its share of Company losses in a taxable year against his or her or its income from other

sources in such year, subject to certain limitations, including the basis, at-risk, and passive activity loss limitations.

3. **Insufficient Cash Distributions** - The Company's Investors are required to take into account in determining his or her or its federal income tax liability, his or her or its distributive share of income, gains, losses, deductions and credits of the Company, irrespective of any cash distributions made to such Investor during the taxable year. No guaranteed minimum annual distribution is intended with respect to the interests. If and when a cash distribution is made to the Investors, there can be no assurance that it will be sufficient to satisfy the income tax liability resulting from the ownership of interests.

4. **Overview of the treatment of certain deductions** - The Company will attempt to deduct all of the items described below in the time and manner set forth below at as early a time as the Managers believe the law permits. However, there are many factual and legal questions involved with respect to the availability and timing of deductions, only some of which are discussed below, and there can be no assurance that deductions claimed by the Company will be accepted by the IRS or by a court in all instances.

5. **Allocations** - Each Investor's allocable share of overall net income or loss, as well as any item of income, gain, loss, deduction or credit recognized by the Company, will be based upon the various allocations of such items set forth herein, unless the allocation is found not to have "substantial economic effect". The Managers believe that the allocations should have substantial economic effect because the Managers intend to maintain capital accounts in accordance with the regulations, distribute liquidation proceeds in accordance with the Investors' capital account balances, and include in the operating agreement qualified income offset and minimum gain charge-back provisions. In addition, allocations attributable to non-recourse debt, if any, will be determined no differently than any other allocations.

Should the IRS, on audit, make a determination with respect to any tax aspects of the Company, which the Managers deem is detrimental to the Company or the Investors, the Managers may employ any legal means necessary to challenge and/or defend against the IRS' determination. This could involve the incurrence of significant legal and accounting fees.

6. **Limitations of deduction of losses** - A Investor may be subject to certain limitations related to the ability to deduct losses allocated from the Company to him or her or it during any year. Due to the passive activity loss limitation and other limitations described herein, no Investor should assume, and no representation is made herein, that a tax deduction or credit will be available to him or her or it from the Company to reduce such Investor's federal income tax or Federal Taxable Income.

7. **Basis Limitation** – An Investor may be allowed to deduct his or her or its distributive share of the Company's losses or deductions for any taxable year only to the extent of the Investor's adjusted basis of his or her or its interests at the end of such year. Losses that exceed such adjusted basis may be carried forward indefinitely and, subject to other applicable limitations, deducted in succeeding years to the extent such adjusted basis at the end of each such succeeding year exceeds zero before reduction by any loss for such year. In addition, any money distributed (or deemed distributed) to an Investor in excess of his or her or its adjusted basis in his or her or its interests may be taxed as gain from the sale or exchange of his or her or its interests.

8. **Sale or other disposition of interests** - Gain or loss realized on the sale or exchange of all or part of a member's interests will generally be treated as capital gain or loss. A capital loss upon a sale or exchange may be subject to severe limitations on deductibility on the members' tax returns.

UNANIMOUS CONSENT RESOLUTION OF THE MANAGERS OF HAZEL'S GHOST LLC
A California Limited Liability Company

The undersigned, representing all the members and managers of Hazel's Ghost LLC, a California limited liability company (the "**Company**"), take the following actions by unanimous written consent of all the members and managers as of the 15th day of January 2023 (the "**Effective Date**") in accordance with Article VI, Paragraph B and Article XIII, Paragraph H of the Company's operating agreement (the "**Operating Agreement**"). Any undefined capitalized words used herein shall have the meaning as set forth in the Operating Agreement.

  RESOLVED, that the Parties have amended the Operating Agreement and hereby enact and adopt such amendments via the full execution of that certain first amendment to the Operating Agreement dated as of the 15th day of January 2023 ("**First Amendment**"), attached hereto as Exhibit A and incorporated herein by this reference.

  BE IT FURTHER RESOLVED that the undersigned shall execute, acknowledge, deliver, and/or record all such additional documents Company may deem necessary to evidence and effectuate the changes hereunder.

The undersigned agree that this Resolution shall be added to the limited liability company records of the Company and made a part thereof, and the undersigned further agree that the resolution set forth above shall have the same force and effect as if adopted at a meeting duly noticed and held.

  IN WITNESS WHEREOF, the undersigned have executed this Resolution as of the Effective Date.

MANAGER   **MANAGER**

_____    _____

By: Vivian Kerr   By: Rachel Stander Jones

An Individual   An Individual

Date: __01/15/23_____   Date: __Jan-15-2023_____

<u>**EXHIBIT A**</u>
FIRST AMENDMENT dated January 15, 2023
to Operating Agreement of
Hazel's Ghost LLC, dated November 28, 2021

THIS FIRST AMENDMENT ("First Amendment") to the above OPERATING AGREEMENT ("Agreement") of Hazel's Ghost LLC, (the "Company"), is executed and agreed to by the two undersigned Members and currently-elected Managers (the "Managers") of the LLC in regards to the film currently entitled "SÉANCE" (the "Film"). All capitalized terms not otherwise defined in this First Amendment shall have the meaning attributed to it under the Agreement.

Agreement is hereby amended as follows:

I.   Article II, Paragraph D shall be deleted and replaced in its entirety with the following:

D. <u>Script Rights</u>. The formation and implementation of this Agreement is contingent upon greenlight of the Film and the commencement of formal pre-production of the Film. In the event the Film is not greenlit and/or formal pre-production of the Film has not commenced by the 31st day of December 2022, it is expressly understood that Vivian Kerr will retain (or shall automatically revert) sole ownership rights of the screenplay of the Film, and this LLC shall be dissolved. The Members and Managers hereby acknowledge that the Film was greenlit and formal pre-production commenced prior to the 31st day of December 2022 and as such all rights (as granted under that certain assignment agreement between Company and Vivian Kerr) have vested in Company.

II.   Article VII (Fiduciary Duties of the Board) shall be amended and the following Paragraph shall be added as a new Paragraph E as follows:

E. **Financial Transparency.**

1. There shall be no financial disbursements and/or financial commitments entered into of more than $100 without the written consent of both Managers. Written consent must be obtained prior to any payment or the incurring of any financial obligation in excess of $100.

2. No Manager may remove or transfer any sums of money in excess of $100 from any financial institution holding funds belonging to the LLC without the written consent of the other Manager.

3. Each Manager agrees that it will notify the other Manager at the end of each week in writing of any new sums he or she has incurred, paid, or expended during the preceding week on behalf of the LLC.

4. No Manager may open and/or utilize any financial institution in regards to the LLC without the inclusion of both Managers. This shall include but is not limited to the opening of any account, amending of any financial agreement with any financial institution, or the closing of any account at said financial institution.

5. Any documents received from any financial institution by one Manager that involve the finances of the LLC in any way shall immediately be provided to the other Manager with proof of such transmission. Said transmission may be by electronic mail provided that a record is kept of any such transmission.

6. In the event that any Manager proposes to enter into any contractual obligation of any type with any individual and/or business institution and/or government entity, any proposed agreement or contract shall be provided to the other Manager in writing in full prior to its execution.

7. In the event any Manager believes, for whatever reason, that there is an issue and/or problem that could affect the financial stability and/or the future operation of the LLC, said Manager agrees to communicate to the other Manager in writing via electronic email such concerns and/or issues within one week.

8. All platforms and accounts with shared LLC information and assets, including but not limited to Airtable, Wave, TaxAct, Google Drive documents (whether created with a Manager's personal Google account or the official SÉANCE Google account), Instagram, Facebook, Twitter, and Vimeo, shall be accessible to both Managers at all times. If one Manager is unable to access a platform or account, the other Manager must provide assistance until access is restored. Each Manager agrees not to share such information, assets, and log-in information with other individuals and third-parties unless written consent is obtained by the other Manager.

III. Article VI (Board of Managers) shall be amended and the following Paragraphs shall be added as a new Paragraph J-M.

J. Written Consent and Communication.

1. For the purposes of this Agreement, "written consent" is defined as a document giving permission from one Manager to another to take a certain proposed action on behalf of the LLC.

2. "Written consent" may not be given over text message, iMessage, or SMS.

3. "Written consent" may only be given by electronic mail. For the purposes of this Agreement, the electronic mail addresses shall be "vivianmkerr@gmail.com" for Vivian Kerr and "rstander@aseasonofrain.com" for Rachel Stander Jones (known professionally as "Rachel Stander"). Those emails shall be considered binding until and unless a Manager communicates in writing to the other Manager a change of electronic mail address.

4. All communications made on behalf of the LLC by a Manager involving the financial transactions of the LLC shall be carbon copied to the other Manager. This includes, but is not limited to, any email from any Manager to any individual, vendor, or company regarding hiring or negotiation of services.

5. Any communication received by a Manager that in any way involves, references, and/or is connected to the LLC's finances shall immediately be provided to the other Manager via electronic mail, or via USPS with proof of delivery.

6. All decisions between the Managers regarding the financial business of the LLC, including but not limited to hiring, payments, and contracts, are to be conducted in writing through electronic mail only, or via USPS with proof of delivery.

7. Both Managers recognize that "seancefilmofficial@gmail.com" is the Company's official email address. At all times, both Managers must have access to this email account. If one Manager is unable to access the account, the other Manager must provide assistance until access is restored. Both Managers agree to archive all incoming correspondence to this

account that is relevant to the business of the LLC so that it is available for either Manager to review at a future date.

8. In the event that either Manager has engaged in correspondence with any entity and/or individual prior to this Amendment being signed regarding the finances of the LLC, including but not limited to hiring, payments, and contract negotiation, it is agreed that each Manager shall carbon-copy the Company's official email address, "seancefilmofficial@gmail.com", on all additional future correspondence with said entity and/or individual.

9. Both Managers agree to conduct, as much as is reasonable, all correspondence pertaining to the Company's operations using the email address "seancefilmofficial@gmail.com" and not via the Manager's personal electronic mail. This includes, but is not limited to, all hiring, payments, and contract negotiation. If business related to the LLC must, for whatever reason, be conducted with a Manager's personal email, both Managers agree to carbon copy "seancefilmofficial@gmail.com" and the other Manager on said email.

10. Both Managers recognize that there will be communication with independent contractors and vendors in regards to the artistic and logistical aspects of the Film. This includes but is not limited to notes and feedback, scheduling of work sessions, pick-ups, drop-offs, and technical questions. Managers will carbon copy both "seancefilmofficial@gmail.com" and the other Manager on such emails.

11. At any time, either Manager may request to be forwarded any and all past email communication made on behalf of the LLC, whether related to the financial, artistic, or logistical aspects of the Film.

12. Both Managers recognize that excessive delays in decision-making, whether financial, logistical, or creative, are not in the best interest of the LLC. As such, non-response will not be taken as non-consent with regard to proposed actions on behalf of the LLC. If three (3) good faith efforts over the course of ten (10) business days are made by one Manager of another to request consent and no response is given in either the affirmative or negative, the requesting Manager can presume consent and move forward.

K. Post-Production.

1. Beginning on January 1, 2023, both Managers recognize the Film (described above) to be in the Post-Production period ("Post"). It is anticipated that Post-Production will occur from January 2023 until September 2023 and may be extended with the agreement of both Managers which shall be set forth in writing.

2. In January 2023, both Managers will collaborate to create a "Post-Production Budget" that will encompass all anticipated expenses for the Film's completion and distribution. It is understood that the Managers will then collaborate in good faith during Post to raise any additional financing needed to complete and launch the Film.

3. All monies raised by the Managers to complete the Film shall be deposited into a joint business account and be accessible to both Managers at all times. Any future deposits into this account, or any other account holding the LLC's funds, are understood by the Managers to be managed in accordance with the "Financial Transparency" (Article VII, Paragraph E) section of this Agreement.

4. If at any time during the Post-Production period, a Manager decides to loan the LLC funds, this will be done through a written Promissory Note or Loan Agreement.

5. The Managers agree that as of January 1, 2023, the following payments are still owed to each Manager for their work on the Film:

   a. Vivian Kerr is owed $ 23,400.

   b. Rachel Stander Jones is owed $ 18,900.

   These amounts represent the total professional fees owed from the LLC to Vivian Kerr and Rachel Stander Jones during the Post-Production period. These two payments will be initiated once the Company's joint business account balance exceeds $80,000.

L. Credits and Artistic Control.

1. It is understood that Vivian Kerr is the sole Writer and Director of SÉANCE and will be credited as such in the main titles and/or end titles of the completed Film.

2. It is understood that both Vivian Kerr and Rachel Stander Jones are Producers of the film SÉANCE and will be credited as such in the main titles and/or end titles of the completed Film. It is agreed that both Vivian Kerr and Rachel Stander Jones will be submitted to use the Producers' Mark ("p.g.a.") as part of their credit on the Film. No other credited producers on the Film may be submitted to use the Producers' Mark ("p.g.a.") on the Film.

3. Unless specifically agreed to in writing, neither Manager on his or her own has the ability to remove or omit a credit from the Film whether from the main or end titles of the Film, from any press materials associated with the Film, or from any professional online databases that reference the Film, such as IMDb or Rotten Tomatoes. All adjustments to credits must be agreed to in writing between the Managers.

4. As co-Producers of the film SÉANCE and co-Managers of the LLC, Vivian Kerr and Rachel Stander Jones undertake in good faith to consult each other on all significant issues concerning the Film during the Post-Production period, including but not limited to those that pertain to the edit, color grade, music, sound edit, mixing, visual effects, creation of marketing materials, planning of release, etc.

5. The Managers acknowledge that no one other than the Director may supervise the editing of the first cut of the Film following completion of the editor's assembly cut. The Director shall prepare the Director's Cut of the Film for presentation to Rachel Stander Jones, who may make suggestions for changes and adjustments. However, both Managers acknowledge that Vivian Kerr has final cutting authority over the Film as defined by the DGA.

6. Managers acknowledge that Director Vivian Kerr will fully and meaningfully consult with Producer Rachel Stander Jones on additional Post-Production matters relating to the creation of the Color Grade, Sound Mix, Music, Titles, Poster and Marketing materials. However, both Managers acknowledge that exclusive creative and artistic control pertaining to the final cut of the film SÉANCE is the right of Vivian Kerr.

7. The Managers agree that the production company "A Season of Rain," created by Rachel Stander Jones, shall be credited on the Film as the primary production company. The credit shall include the language "an A Season of Rain Film" or "an A Season of Rain Production" to be

determined in writing by the Managers at a later date. The logo for A Season of Rain shall be included in the end titles of the Film, in a separate placement from vendor logos. If any other company logos appear before the film, the logo for A Season of Rain shall also appear before the film.

8. The Managers agree that the production company "Rue Dangeau", created by Vivian Kerr, shall be credited on the Film as an additional production company. Language and placement of this credit will be agreed upon in writing by both Managers at a later date.

M. Film Festivals and Distribution.

1. It shall be the responsibility of the LLC's Managers to look for, discuss with, and attempt to set up the showing of the Film SÉANCE at film festivals both domestically and internationally. Each Manager agrees not to submit the Film to any festival or accept any festival showings without written consent of the other Manager.

2. It shall be the responsibility of the LLC's Managers to pursue the sale and distribution, both domestically and internationally, of the feature film SÉANCE. Each Manager agrees to inform the other Manager of any interest, offers, whether formal or informal, or contracts presented by any individual or company to a Manager in conjunction with the sale and distribution of the Film.

3. Prior to the signing of any sale or distribution agreement in regards to the Film, both Managers must provide the other with written consent.

IV. Settling Disputes.

A. In the event there is any dispute between the partners arising out of this First Amendment, the Managers agree that any such dispute that cannot be resolved shall be submitted to binding arbitration under the laws of the state of California with venue set in Los Angeles County.

B. In the event the Managers cannot agree on an arbitrator, either Manager may submit a request to a judge in the Superior Court in and for the County of Los Angeles requesting that said judge appoint an arbitrator for the purposes of binding arbitration. It is the wish of the Managers that said arbitrator shall be a retired California judge. Both parties agree that they will be responsible for one-half of the expenses of said arbitrator.

C. The Managers agree to operate in good faith and agree to execute any additional written documentation that may be necessary to enforce the terms of this Agreement.

D. In the event that there is any conflict between this FIRST AMENDMENT and the OPERATING AGREEMENT, the FIRST AMENDMENT shall control.

[signature page follows]

IN WITNESS WHEREOF, the Members have executed and agreed to this First Amendment to the Hazel's Ghost LLC Limited Liability Company Operating Agreement, which shall be effective as of January 15, 2023.

This First Amendment to the Hazel's Ghost LLC Operating Agreement is executed and agreed to by:

_____

Vivian Kerr

Date:_____01/15/23_____



_____

Rachel Stander Jones

Date: ___Jan-15-2023_____